KROLL BOND RATING AGENCY, INC.

Form NRSRO Annual Certification filed as of September 2, 2015

EXHIBIT 1:

Performance Measurement Statistics

Form NRSRO Exhibit 1 – Filed as of September 2, 2015

Exhibit 1. Provide in this Exhibit performance measurement statistics of the credit ratings of the Applicant/NRSRO, including performance measurement statistics of the credit ratings separately for each class of credit rating for which the Applicant/NRSRO is seeking registration or is registered (as indicated in Item 6 and/or 7 of Form NRSRO):

OVERVIEW

The Kroll Bond Rating Agency ("KBRA") Subscription Rating Service ("SRS") and its corporate predecessor, LACE Financial Corporation (acquired in August 2010), have provided financial strength ratings with respect to financial institutions for over twenty-five years. KBRA began to issue publicly credit ratings on structured finance and other asset classes in 2011. The attached transition and default tables track changes in these ratings over one-, three- and ten-year periods.

PERFORMANCE MEASUREMENT STATISTICS

Periods Shown; Institutions Rated; Frequency of Ratings

The data in the attached tables have been compiled from historical ratings. The unit of study for Structured Finance ratings is the rated tranche. For all other ratings, the issuer is the unit of study, regardless of the number of obligations or classes of obligations rated.

Each table shown is based on a static pool or cohort analysis. The tables show the percent of ratings outstanding at the start of the period (not initial ratings) in each category, compared to where they stood at the end of the stated period. The diagonal is the percent of ratings that remained the same at the start and end of the period. The periods covered are 1-year (comparing ratings on January 1, 2014 with ratings at December 31, 2014), 3-year (comparing ratings on January 1, 2012 with ratings at December 31, 2014) and 10-year (comparing ratings on January 1, 2005 with ratings at December 31, 2014). For SRS subscription-based financial strength ratings, year-end ratings were generally based on the prior year's third quarter financial statement data.

If no table is shown, or if a table does not reflect every period called for by the instructions to Form NRSRO, then no ratings were outstanding for that sector at the start of the period. Thus: (a) there are no three and ten year long-term transition tables for Asset-Backed Securities ratings because KBRA did not have any ratings outstanding on Asset-Backed

Securities three and ten years ago; (b) there are no three and ten year short-term transition tables for Asset-Backed Securities ratings because KBRA did not have any ratings outstanding on Asset-Backed Securities three and ten years ago; (c) there are no three and ten year long-term transition tables for Residential Mortgage-Backed Securities ratings because KBRA did not have any ratings outstanding in these categories three and ten years ago; (d) there is no ten year long-term transition table for Commercial Mortgage-Backed Securities ratings because KBRA did not have any ratings outstanding on commercial mortgage-backed securities ten years ago; (e) there are no three and ten year long-term transition tables for U.S. Public Finance ratings because KBRA did not have any ratings outstanding on U.S Public Finance issues and issuers three and ten years ago; (f) there are no three and ten year short-term transition tables for U.S. Public Finance ratings because KBRA did not have any ratings outstanding on U.S Public Finance issues and issuers three and ten years ago; (g) there are no three and ten year long-term transition tables for Financial Institution ratings because KBRA did not have any ratings outstanding on Financial Institutions three and ten years ago; (h) there are no three and ten year short-term transition tables for Financial Institution ratings because KBRA did not have any ratings outstanding on Financial Institutions three and ten years ago; (i) there are no three and ten year transition tables for Corporate ratings because KBRA did not have any ratings outstanding on Corporate issuers and issuances three and ten years ago; (j) there are no three and ten year long-term transition tables for Financial Guarantors because KBRA did not have any ratings outstanding on Financial Guarantors three and ten years ago; (k) there are no three and ten year transition tables for Project Finance issuers because KBRA did not have any ratings outstanding on Project Finance issuers and issuance three and ten years ago; (l) there are no ten year transition tables for Title Insurance Companies ratings because KBRA did not have any ratings outstanding on Title Insurance Companies ten years ago; and (m) there are no ten year transition tables for financial strength ratings on Foreign Banks because KBRA did not have any financial strength ratings outstanding on Foreign Banks ten years ago. SRS Corporate ratings transitions are discussed below.

Government rating transitions are shown separately for U.S. Public Finance issuers and SRS Sovereign issuers. The latter are shown as financial strength ratings and all were withdrawn during 2013. Where ratings for a sector were withdrawn, default statistics are shown in a separate table. Consequently, there is no one year transition or default table for SRS Sovereign issuers.

The transition and default tables reflect specific time periods. However, the number of entities included may change from period to period, or from the beginning of a period to the end of a period. For example, an institution may merge, dissolve, or otherwise experience an organizational change that causes it to cease to be included in a later period.

SRS initially rated U.S. Corporate issuers on June 3, 2009 using the Financial Strength rating scale (A+ to E). The ratings for approximately 1,000 issuers were published every quarter until December 12, 2012. In March 2013, KBRA introduced a new rating methodology and rating scale for U.S. Corporates that incorporated market-based information. To reflect the emphasis on bankruptcy, SRS employs a variant of KBRA's long-term credit rating scale, but uses lower case letters as the symbols for the rating scale (aaa – d). The frequency of publication of SRS was also shifted to a monthly cycle. Exhibit 1 reflects this change and shows the distribution of SRS Corporate ratings as of January 1, 2012 and the fact that they were Not Rated as of January 1, 2014 under the Financial Strength rating scale. It also shows the one year transition table for SRS Corporates using the new rating scale. KBRA had no SRS Corporate ratings outstanding three and ten years ago using the new rating scale.

KBRA's definition of default differs across Financial Strength Ratings and Credit Ratings. For Financial Strength Ratings, a financial institution is considered to have defaulted (or failed) if a regulator seizes its assets, or if a regulator announces that it has forced the institution to merger or reorganize with another entity. For all Credit Ratings, KBRA defines default as occurring if:

1.   There is a missed interest or principal payment on a rated obligation which is unlikely to be recovered;

2.   The rated entity files for protection from creditors, is placed into receivership or is closed by regulators such that a missed payment is likely to result; or

3.   The rated entity seeks and completes a distressed exchange, where existing rated obligations are replaced by new obligations with a diminished economic value.

In all cases, defaulted entities are not dollar-weighted (*i.e.*, a failure of a large entity and a small entity will be counted the same).

Definition of Credit Rating Categories Used by KBRA

Financial Strength Rating Scale

The KBRA SRS financial strength rating is a measure of the overall financial condition of an institution and its ability to meet its credit obligations.

A   An institution in strong financial condition that is well capitalized, liquid and profitable. The entity is highly likely to meet its credit obligations under severe economic, financial and business conditions.

B   An institution in sound financial condition that is likely to meet its credit obligations under difficult economic, financial and business conditions.

C   An institution with an adequate financial condition but is more susceptible to adverse changes in economic conditions that could affect its ability to meet its credit obligations.

D   An institution whose financial condition is judged to be relatively weak and its ability to meet financial obligations could be affected by adverse economic, financial or business conditions.

E   An institution that is likely to have financial problems and poor financial ratios. Careful consideration should be made concerning investments in this institution. The institution has a much higher probability of failure than institutions with higher ratings.

Note: KBRA may append + or - modifiers to ratings in categories **A** through **C** to indicate, respectively, upper and lower risk levels within the broader category.

NB   A new institution which is less than three years old and which is not rated, but its financial data is presented and an "NB" is shown in the rating field.

NT   A new savings & loans which is less than three years old and which is not rated, but its financial data is presented and an "NT" is shown in its rating field.

NR   An atypical bank, bank holding company or S&L, or an institution missing key financial data necessary to derive a rating.

It should be noted that inaccurate financial reporting by institutions may result in incorrect KBRA ratings.

Long-Term Credit Rating Scale

Kroll Bond Rating Agency (KBRA) uses the same rating scale to assign credit ratings to issuers and their obligations. In both cases, KBRA's credit ratings are intended to reflect both the probability of default and severity of loss in the event of default, with greater emphasis on probability of default at higher rating categories. For obligations, the determination of expected loss severity is, among other things, a function of the seniority of the claim. Generally speaking, issuer-level ratings assume a loss severity consistent with a senior unsecured claim. KBRA appends an (sf) indicator to ratings on structured finance obligations.

AAA Determined to have almost no risk of loss due to credit-related events. Assigned only to the very highest quality obligors and obligations able to survive extremely challenging economic events.

AA Determined to have minimal risk of loss due to credit-related events. Such obligors and obligations are deemed very high quality.

A Determined to be of high quality with a small risk of loss due to credit-related events. Issuers and obligations in this category are expected to weather difficult times with low credit losses.

BBB Determined to be of medium quality with some risk of loss due to credit-related events. Such issuers and obligations may experience credit losses during stress environments.

BB Determined to be of low quality with moderate risk of loss due to credit-related events. Such issuers and obligations have fundamental weaknesses that create moderate credit risk.

B Determined to be of very low quality with high risk of loss due to credit-related events. These issuers and obligations contain many fundamental shortcomings that create significant credit risk.

CCC Determined to be at substantial risk of loss due to credit-related events, or currently in default with high recovery expectations.

CC Determined to be near default or in default with average recovery expectations.

C Determined to be near default or in default with low recovery expectations.

D KBRA defines default as occurring if:

1. There is a missed interest or principal payment on a rated obligation which is unlikely to be recovered.

2. The rated entity files for protection from creditors, is placed into receivership or is closed by regulators such that a missed payment is likely to result.

3. The rated entity seeks and completes a distressed exchange, where existing rated obligations are replaced by new obligations with a diminished economic value.

KBRA may append + or - modifiers to ratings in categories AA through CCC to indicate, respectively, upper and lower risk levels within the broader category.

Short-Term Credit Rating Scale

KBRA's short-term ratings indicate an ability to meet obligations that typically have maturities of thirteen months or less when issued by corporate entities, financial institutions, and in connection with structured finance transactions. When applied to municipal obligations, KBRA's short-term ratings typically indicate an ability to meet obligations of three years or less. Short-term ratings may be assigned to both issuers and to specific obligations. As compared to long-term ratings, greater emphasis is placed on an obligor's liquidity profile and access to funding. KBRA appends an (sf) indicator to ratings assigned to structured finance obligations.

K1 Very strong ability to meet short-term obligations.

K2 Strong ability to meet short-term obligations.

K3 Adequate ability to meet short-term obligations.

B Questionable ability to meet short-term obligations.

C Little ability to meet short-term obligations.

D KBRA defines default as occurring if:

1. There is a missed interest or principal payment on a rated obligation which is unlikely to be recovered.

2. The rated entity files for protection from creditors, is placed into receivership or is closed by regulators such that a missed payment is likely to result.

3. The rated entity seeks and completes a distressed exchange, where existing rated obligations are replaced by new obligations with a diminished economic value.

KBRA may append a + modifier to ratings in the K1 category to indicate exceptional ability to meet short-term obligations.

SRS Default Ratings

In addition to Financial Strength ratings, KBRA's Subscription Rating Service may assign Default Ratings to certain entities. KBRA's default ratings are intended to reflect and entity's risk of default and/or bankruptcy. The use of lower case symbols distinguishes these ratings from KBRA's Long-Term Credit Ratings, which address both default probability and severity of loss.

aaa   Determined to have almost no risk of default or bankruptcy. Assigned only to the very highest quality entities able to survive extremely challenging economic events.

aa   Determined to have minimal risk of default or bankruptcy. Such entities are deemed very high quality.

a   Determined to be of high quality with a small risk of default or bankruptcy. Entities in this category are expected to survive stress environments.

bbb   Determined to be of medium quality with some risk of default or bankruptcy. Such entities may experience difficulties during stress environments.

bb   Determined to be of low quality with moderate risk of default or bankruptcy. Such entities have fundamental weaknesses and may be vulnerable.

b   Determined to be of very low quality with high risk of default or bankruptcy. These entities contain many fundamental shortcomings.

ccc   Determined to be at substantial risk of default or bankruptcy, or currently in default.

cc   Determined to be near default or in default.

c   Determined to be very near default or in default.

d   In default.

DEFAULT RATES ON NEW ISSUES OF TRUST-PREFERRED SECURITIES

KBRA's corporate predecessor, LACE Financial Corporation, issued 295 new issue ratings on structured trust-preferred securities between December 2003 and December 2008. As of December 31, 2008 there were five failures of institutions held in the pools, for a failure/default rate of 1.7%. Four of the five failed institutions were rated E, while the fifth was rated D. LACE Financial Corporation discontinued the ratings of the pools after June 2008.

RATING ACTION HISTORY

Ratings information that is required to be made available pursuant to SEC Rule 17g-2(d) can be found first by clicking on the link https://www.krollbondratings.com/regulatory, and then clicking the hyperlinks "Issuer Paid Ratings" and "Subscription Ratings" under the heading "Rating Action History."

<u>Attachments</u>

Below is a list of attachments that accompany Exhibit 1; if particular transition tables are omitted from the attachments, or if the transition tables relate to some--but not all--periods called for by the filing instructions for Form NRSRO, the reason for the omission is listed below the name of the attachment:

Table 1: ABS Long-Term Transitions 2014

- One year transitions only; KBRA did not have ratings outstanding on Asset-Backed Securities three and ten years ago.

Table 2: ABS Short-Term Transitions 2014

- One year transitions only; KBRA did not have ratings outstanding on Asset-Backed Securities three and ten years ago.

Table 3: RMBS Long-Term Transitions 2014

- One year transitions only; KBRA did not have ratings outstanding on Residential Mortgage-Backed Securities three and ten years ago.

Table 4: CMBS Long-Term Transitions 2014

- One and three year transitions only; KBRA did not have ratings outstanding on Commercial Mortgage-Backed Securities ten years ago.

Table 5: U.S. Public Finance Long-Term Transitions 2014

- One year transitions only; KBRA did not have ratings outstanding on U.S. Public Finance issuers and issuances three and ten years ago.

Table 6: U.S. Public Finance Short-Term Transitions 2014

- One year transitions only; KBRA did not have ratings outstanding on U.S. Public Finance issuers and issuances three and ten years ago.

Table 7: Financial Institution Long-Term Transitions 2014

- One year transitions only; KBRA did not have ratings outstanding on Financial Institution issuers and issuances three and ten years ago.

Table 8: Financial Institutions Short-Term Transitions 2014

- One year transitions only; KBRA did not have ratings outstanding on Financial Institution issuers and issuances three and ten years ago.

Table 9: Corporate Transitions 2014

- One year transitions only; KBRA did not have ratings outstanding on Corporate issuers and issuances three and ten years ago.

Table 10: Financial Guaranty Transitions 2014

- One year transitions only; KBRA did not have ratings outstanding on Financial Guaranty issuers and issuances three and ten years ago.

Table 11: Project Finance Transitions 2014

- One year transitions only; KBRA did not have ratings outstanding on Project Finance issuers and issuances three and ten years ago.

Table 12: Financial Strength Ratings Transitions 2014
(Banks, Savings and Loans, Bank Holding Companies, Credit Unions)

Table 13: Financial Strength Ratings Defaults 2014
(Banks, Savings and Loans, Bank Holding Companies, Credit Unions)

Table 14: Title Insurance Company Ratings Transitions 2014

- One and three year transitions only; KBRA did not have ratings outstanding on Title Insurance Companies ten years ago.

Table 15: Title Insurance Company Ratings Defaults 2014

- One and three year defaults only; KBRA did not have ratings outstanding on Title Insurance Companies ten years ago.

Table 16: Financial Strength Ratings – Foreign Banks Transitions 2014

- One and three year transitions only; KBRA did not have Financial Strength Ratings outstanding on Foreign Banks ten years ago.

Table 17: SRS Sovereigns Transitions 2014

- Three and ten year transitions only; KBRA discontinued rating sovereigns as of May 31, 2013, and thus there are no outstanding ratings in this category for which one year transitions can be shown.

Table 18: SRS Sovereigns Defaults 2014

- Three and ten year defaults only; KBRA discontinued rating sovereigns as of May 31, 2013, and thus there are no outstanding ratings in this category for which one year transitions can be shown.

Table 19: SRS Corporate Transitions 2014

- One year transitions only; KBRA did not have ratings outstanding on Corporate issuers or issuances three and ten years ago using this scale. (see Table 21).

Table 20: SRS Corporate Defaults 2014

- One year defaults only; KBRA did not have ratings outstanding on Corporate issuers or issuances three and ten years ago using this scale (see Table 21).

Table 21: SRS Corporate Transitions/Defaults 2014 (old methodology)

- Three year transitions and defaults only using previous corporate financial strength rating scale; KBRA did not have ratings outstanding on Corporate issuers or issuances ten years ago that used this scale.

Kroll Bond Rating Agency, Inc.

Form NRSRO – Annual
Certification Filed as of
September 2, 2015

EXHIBIT 1:
Transition and Default Studies

Table 1: ABS Long-Term Transitions 2014

One-Year Transition Table (1/1/14 Cohort, ending 12/31/14)

Issuers of Asset Backed Securities



From \ To	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	D	WR
AAA	73%																						27%
AA+		100%																					
AA	33%	33%	22%																				11%
AA-		67%	33%																				
A+		20%	20%	20%	40%																		
A			6%	6%	35%	47%																	6%
A-			25%			25%	50%																
BBB+							50%	50%															
BBB							8%	25%	58%														8%
BBB-										100%													
BB+																							
BB												100%											
BB-																							
B+																							
B																							
B-																							
CCC+																							
CCC																							
CCC-																							
CC																							
C																							
D																							



Table 2: ABS Short-Term Transitions 2014

One-Year Transition Table (1/1/14 Cohort, ending 12/31/14)
Short Term Issuers of Asset Backed Securities

		To												
		K1+	K1	K2+	K2	K3+	K3	B+	B	C+	C	D+	D	WR
From	K1+													100%
	K1													
	K2+													
	K2													
	K3+													
	K3													
	B+													
	B													
	C+													
	C													
	D+													
	D													

Table 3: RMBS Long-Term Transitions 2014

One-Year Transition Table (1/1/14 Cohort, ending 12/31/14)

	To																						
From	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	D	WR
AAA	100%																						
AA+																							
AA			100%																				
AA-																							
A+																							
A						100%																	
A-							100%																
BBB+																							
BBB									100%														
BBB-																							
BB+																							
BB												100%											
BB-																							
B+																							
B																							
B-																							
CCC+																							
CCC																							
CCC-																							
CC																							
C																							
D																							

Table 4: CMBS Long-Term Transitions 2014

One-Year Transition Table (1/1/14 Cohort, ending 12/31/14)

	To																						
From	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	D	WR
AAA	99%		0%																				1%
AA+		100%																					
AA		3%	93%																				3%
AA-				100%																			
A+			13%		75%																		13%
A					2%	95%																	2%
A-							100%																
BBB+						5%		95%															
BBB									93%														7%
BBB-							1%			96%													3%
BB+											90%												10%
BB												98%											2%
BB-													100%										
B+														100%									
B															100%								
B-																100%							
CCC+																							
CCC																							
CCC-																							
CC																							
C																							
D																							

Table 4: CMBS Long-Term Transitions 2014

Three-Year Transition Table (1/1/12 Cohort, ending 12/31/14)

		To																					
		AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	D	WR
From	AAA	80%																						20%
	AA+																							
	AA		25%	50%																				25%
	AA-																							
	A+																							
	A					25%	50%																	25%
	A-							100%																
	BBB+																							
	BBB								33%	33%														33%
	BBB-																							100%
	BB+																							
	BB																							100%
	BB-																							
	B+																							
	B																							
	B-																							
	CCC+																							
	CCC																							
	CCC-																							
	CC																							
	C																							
	D																							

Table 5: U.S. Public Finance Long-Term Transitions 2014

One-Year Transition Table (1/1/14 Cohort, ending 12/31/14)

	To																						
	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	D	WR
From AAA	100%																						
AA+	50%	50%																					
AA			100%																				
AA-				100%																			
A+					100%																		
A						100%																	
A-							100%																
BBB+																							
BBB																							
BBB-																							
BB+																							
BB																							
BB-																							
B+																							
B																							
B-																							
CCC+																							
CCC																							
CCC-																							
CC																							
C																							
D																							

Table 6: U.S. Public Finance Short-Term Transitions 2014

One-Year Transition Table (1/1/14 Cohort, ending 12/31/14)

	To												
	K1+	K1	K2+	K2	K3+	K3	B+	B	C+	C	D+	D	WR
From K1+	100%												
K1		100%											
K2+													
K2													
K3+													
K3													
B+													
B													
C+													
C													
D+													
D													

Table 7: Financial Institution Long-Term Transitions 2014

One-Year Transition Table (1/1/14 Cohort, ending 12/31/14)



From \ To	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	D	WR
AAA																							
AA+																							
AA			100%																				
AA-																							
A+					67%																		33%
A						60%																	40%
A-							45%																55%
BBB+								69%															31%
BBB								10%	80%														10%
BBB-										80%													20%
BB+																							
BB												100%											
BB-																							
B+																							
B															100%								
B-																							
CCC+																							
CCC																							
CCC-																							
CC																							
C																							
D																							

Table 8: Financial Institutions Short-Term Transitions 2014

One-Year Transition Table (1/1/14 Cohort, ending 12/31/14)

	To												
From	K1+	K1	K2+	K2	K3+	K3	B+	B	C+	C	D+	D	WR
K1+	100%												
K1		44%											56%
K2+													
K2				54%									46%
K3+													
K3						50%							50%
B+													
B								100%					
C+													
C													
D+													
D													

KBRA KROLL BOND RATING AGENCY

Table 9: Corporate Transitions 2014



To

From	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	D	WR
AAA																							
AA+																							
AA																							
AA-																							
A+																							
A																							
A-																							
BBB+																							
BBB									100%														
BBB-										100%													
BB+																							
BB																							
BB-																							
B+																							
B																							
B-																							
CCC+																							
CCC																							
CCC-																							
CC																							
C																							
D																							



Table 10: Financial Guaranty Transitions 2014

One-Year Transition Table (1/1/14 Cohort, ending 12/31/14)

	To																							
		AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	D	WR
From	AAA																							
	AA+		100%																					
	AA			100%																				
	AA-																							
	A+																							
	A																							
	A-																							
	BBB+																							
	BBB																							
	BBB-																							
	BB+																							
	BB																							
	BB-																							
	B+																							
	B																							
	B-																							
	CCC+																							
	CCC																							
	CCC-																							
	CC																							
	C																							
	D																							

Table 11: Project Finance Transitions 2014

One-Year Transition Table (1/1/14 Cohort, ending 12/31/14)



From \ To	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	D	WR
AAA																							
AA+																							
AA																							
AA-																							
A+																							
A																							
A-								100%															
BBB+																							
BBB																							
BBB-										100%													
BB+											100%												
BB												100%											
BB-																							
B+																							
B																							
B-																							
CCC+																							
CCC																							
CCC-																							
CC																							
C																							
D																							

Table 12: Financial Strength Ratings Transitions 2014
(Banks, Savings and Loans, Bank Holding Companies, Credit Unions)

10-Year Transition Table (1/1/05 Cohort, ending 12/31/14)

From \ To	A+	A	A-	B+	B	B-	C+	C	C-	D	E	NR	NA
A+		6.56%	16.39%	14.75%	13.11%	3.28%	3.28%				1.64%	3.28%	37.70%
A	0.04%	2.12%	9.48%	13.96%	18.17%	9.94%	3.53%	1.10%	0.61%	0.46%	1.02%	0.23%	39.34%
A-													
B+	0.02%	2.77%	9.11%	15.41%	18.00%	11.51%	3.76%	1.61%	1.20%	0.75%	1.41%	0.09%	34.36%
B	0.18%	2.80%	10.74%	13.96%	14.38%	9.55%	4.42%	1.79%	1.31%	1.49%	2.63%	0.06%	36.69%
B-	0.19%	2.31%	6.55%	6.74%	12.52%	8.67%	4.05%	2.12%	2.50%	1.16%	2.70%	0.19%	50.29%
C+			5.66%	5.66%	13.21%	11.32%	5.66%	0.94%	0.94%	0.94%	1.89%		53.77%
C		1.56%	6.25%	8.59%	10.16%	10.16%	6.25%	3.13%		4.69%	4.69%		44.53%
C-		3.59%	8.98%	11.98%	11.98%	11.38%	4.19%	2.40%	1.20%	2.40%	4.79%		37.13%
D		1.22%	3.66%	13.41%	13.41%	4.88%	3.66%		1.22%	4.88%	1.22%		52.44%
E		2.70%	5.41%	5.41%	7.21%	9.01%	3.60%	5.41%	1.80%	1.80%	6.31%		51.35%

3-Year Transition Table (1/1/12 Cohort, ending 12/31/14)

From \ To	A+	A	A-	B+	B	B-	C+	C	C-	D	E	NR	NA
A+	12.50%	26.56%	18.75%	15.63%	10.94%	1.56%	1.56%			1.56%	1.56%		9.38%
A	1.11%	32.45%	21.80%	16.86%	12.42%	6.27%	2.22%	0.72%	0.44%	0.17%	0.06%		5.49%
A-	0.35%	14.79%	26.42%	22.47%	14.96%	9.52%	3.33%	1.10%	0.57%	0.26%	0.26%		5.97%
B+	0.23%	7.58%	18.68%	24.85%	21.18%	12.39%	4.53%	2.03%	0.70%	0.27%	0.31%	0.08%	7.15%
B	0.08%	4.86%	11.39%	19.74%	26.18%	17.58%	6.48%	2.37%	0.83%	0.29%	0.46%	0.12%	9.60%
B-	0.15%	4.18%	11.47%	15.31%	22.83%	20.57%	8.86%	3.49%	0.94%	0.69%	0.34%	0.15%	11.02%
C+	0.06%	1.91%	8.56%	13.25%	20.89%	17.99%	11.95%	6.22%	2.83%	1.36%	1.05%	0.18%	13.74%
C		1.46%	4.72%	9.89%	17.08%	17.08%	15.39%	8.99%	3.26%	1.91%	2.36%	0.34%	17.53%
C-		1.39%	2.19%	8.57%	12.55%	13.94%	13.94%	7.37%	7.57%	5.18%	5.18%	0.20%	21.91%
D		1.66%	2.99%	6.31%	7.64%	8.31%	10.96%	7.31%	5.65%	7.97%	8.31%	0.33%	32.56%
E		0.27%	0.95%	1.76%	5.41%	5.01%	5.14%	5.14%	5.55%	8.53%	24.09%	0.27%	37.89%

Table 12: Financial Strength Ratings Transitions 2014
(Banks, Savings and Loans, Bank Holding Companies, Credit Unions)

1-Year Transition Table
(1/1/14 Cohort, ending 12/31/14)

From \ To	A+	A	A-	B+	B	B-	C+	C	C-	D	E	NR	NA
A+	36.36%	31.82%	13.64%	6.82%	2.27%	2.27%	2.27%	2.27%					2.27%
A	1.57%	54.06%	21.16%	10.85%	6.55%	2.46%	1.09%	0.61%	0.34%		0.07%	0.07%	1.16%
A-	0.17%	15.08%	35.46%	22.19%	14.61%	7.33%	1.91%	0.48%	0.26%	0.04%	0.09%		2.38%
B+	0.04%	4.07%	20.83%	34.54%	21.44%	11.54%	3.66%	0.61%	0.23%	0.08%	0.11%		2.86%
B	0.12%	2.84%	10.74%	22.84%	34.82%	16.55%	5.73%	1.56%	0.48%	0.16%	0.12%	0.08%	3.97%
B-	0.05%	1.99%	6.83%	13.70%	28.71%	29.93%	9.49%	2.89%	1.18%	0.54%	0.27%	0.23%	4.20%
C+		0.96%	6.13%	11.70%	17.55%	23.68%	21.54%	8.74%	2.62%	0.76%	0.76%	0.21%	5.37%
C		0.29%	2.47%	3.78%	13.81%	18.17%	20.93%	22.24%	6.40%	2.76%	2.03%		7.12%
C-			0.32%	0.97%	3.57%	9.09%	16.56%	16.23%	21.75%	11.69%	7.79%		12.01%
D		0.49%	0.99%	0.99%	1.97%	4.93%	11.82%	9.85%	12.32%	29.56%	11.33%	1.48%	14.29%
E		0.25%		0.25%		1.53%	3.05%	3.05%	5.09%	11.70%	55.73%	0.25%	19.08%

* NA - Ratings that were withdrawn or not available at the time of publication.

Table 13: Financial Strength Ratings Defaults 2014
(Banks, Savings and Loans, Bank Holding Companies, Credit Unions)

Default Rates

Rating	10 Year	3 Year	1 Year
A+	0.01%	0.01%	0.00%
A	0.60%	0.01%	0.01%
A-	0.00%	0.02%	0.01%
B+	1.23%	0.02%	0.01%
B	0.78%	0.03%	0.01%
B-	0.24%	0.04%	0.01%
C+	0.07%	0.05%	0.01%
C	0.04%	0.02%	0.01%
C-	0.05%	0.03%	0.01%
D	0.05%	0.05%	0.03%
E	0.07%	0.64%	0.12%

Table 14: Title Insurance Company Ratings Transitions 2014

3-Year Transition Table
(1/1/12 Cohort, ending 12/31/14)

From \ To	A+	A	A-	B+	B	B-	C+	C	C-	D	E	NR	NA
A+	100.00%												100.00%
A		57.14%	14.29%	28.57%									100.00%
A-			66.67%	33.33%									100.00%
B+	28.57%		57.14%	14.29%									100.00%
B			14.29%	28.57%	14.29%		14.29%	14.29%				14.29%	100.00%
B-				25.00%	50.00%							25.00%	100.00%
C+			25.00%	25.00%		25.00%			12.50%			12.50%	100.00%
C			25.00%			25.00%						50.00%	100.00%
C-						20.00%		20.00%			20.00%	40.00%	100.00%
D						33.33%						66.67%	100.00%
E												100.00%	100.00%

1-Year Transition Table
(1/1/14 Cohort, ending 12/31/14)

From \ To	A+	A	A-	B+	B	B-	C+	C	C-	D	E	NR	NA
A+	100.00%												100.00%
A	16.67%	33.33%	41.67%	8.33%									100.00%
A-			50.00%	50.00%									100.00%
B+			33.33%	41.67%		16.67%		8.33%					100.00%
B				40.00%	30.00%	20.00%	10.00%						100.00%
B-						33.33%		33.33%				33.33%	100.00%
C+								100.00%					100.00%
C													
C-													
D											100.00%		100.00%
E													

Table 15: Title Insurance Company Ratings Defaults 2014

Default Rates

Rating	3 Year	1 Year
A+	0%	0%
A	0%	0%
A-	0%	0%
B+	0%	0%
B	0%	0%
B-	0%	0%
C+	0%	0%
C	0%	0%
C-	2%	0%
D	2%	0%
E	0%	0%

Table 16: Financial Strength Ratings – Foreign Banks Transitions 2014

3-Year Transition Table
(1/1/12 Cohort, ending 12/31/14)

To

From	A+	A	A-	B+	B	B-	C+	C	C-	D	E	NR	NA
A+													
A		100.00%											100.00%
A-			100.00%										100.00%
B+		5.56%	27.78%	44.44%	22.22%								100.00%
B			3.03%	45.45%	39.39%	12.12%							100.00%
B-				13.51%	35.14%	35.14%	13.51%	2.70%					100.00%
C+				1.49%	19.40%	35.82%	37.31%	4.48%		1.49%			100.00%
C						20.69%	37.93%	24.14%	6.90%	10.34%			100.00%
C-						15.00%	30.00%	40.00%	10.00%		5.00%		100.00%
D							16.67%	16.67%	12.50%	29.17%	25.00%		100.00%
E							2.86%	2.86%	5.71%	20.00%	68.57%		100.00%

1-Year Transition Table
(1/1/14 Cohort, ending 12/31/14)

To

From	A+	A	A-	B+	B	B-	C+	C	C-	D	E	NR	NA
A+													
A		100.00%											100.00%
A-			100.00%										100.00%
B+			12.50%	84.38%	3.13%								100.00%
B				4.88%	82.93%	7.32%	2.44%	2.44%					100.00%
B-					16.33%	75.51%	6.12%	2.04%					100.00%
C+						17.86%	78.57%	3.57%					100.00%
C							22.73%	77.27%					100.00%
C-								30.00%	70.00%				100.00%
D									6.25%	93.75%			100.00%
E										8.82%	91.18%		100.00%

Table 17: SRS Sovereigns Transitions 2014

10-Year Transition Table
(1/1/05 Cohort, ending 12/31/14)

From \ To	A+	A	A-	B+	B	B-	C+	C	C-	D	E	NR
A+												
A												100.00%
A-												
B+												100.00%
B												100.00%
B-												
C+												100.00%
C												100.00%
C-												100.00%
D												100.00%
E												

3-Year Transition Table
(1/1/12 Cohort, ending 12/31/14)

From \ To	A+	A	A-	B+	B	B-	C+	C	C-	D	E	NR
A+												
A												100.00%
A-												
B+												100.00%
B												100.00%
B-												100.00%
C+												100.00%
C												100.00%
C-												100.00%
D												100.00%
E												100.00%

Table 18: SRS Sovereigns Defaults 2014

Default Rates

Rating	10 Year	3 Year
A+	0.00%	0.00%
A	0.00%	0.00%
A-	0.00%	0.00%
B+	0.00%	0.00%
B	2.27%	0.00%
B-	0.00%	0.00%
C+	0.00%	0.00%
C	2.27%	0.00%
C-	0.00%	1.72%
D	2.27%	1.72%
E	0.00%	1.72%

Table 19: SRS Corporate Transitions 2014

1-Year Transition Matrix
(1/1/14 – 12/31/14)

To →, From ↓

From	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	d	NA
aaa																							
aa+		31.03%	27.59%	24.14%	3.45%									10.34%		3.45%							
aa		11.32%	31.13%	25.47%	12.26%	7.55%			1.89%	0.94%	0.94%	1.89%		5.66%	0.94%								
aa-		2.50%	13.50%	42.50%	22.00%	8.50%	4.00%	0.50%	1.00%	0.50%		0.50%	0.50%	4.00%									
a+		0.37%	4.49%	20.22%	35.21%	26.22%	3.37%	1.50%	0.75%	0.37%	0.75%	0.37%	0.37%	5.62%	0.37%								
a		0.33%	0.33%	6.29%	17.88%	41.72%	19.87%	3.31%	2.32%	0.99%	0.33%	0.66%	1.66%	3.31%	0.99%								
a-				1.34%	5.03%	21.81%	43.96%	14.77%	3.69%	1.01%	1.68%	1.01%	1.01%	3.02%	1.01%	0.67%							
bbb+				1.13%	0.56%	4.52%	29.38%	32.20%	14.12%	4.52%	3.39%	3.39%	2.82%	1.69%	1.69%	0.56%							
bbb					0.83%	5.79%	5.79%	20.66%	38.02%	13.22%	3.31%	3.31%	6.61%	0.83%		1.65%							
bbb-				1.27%	1.27%	2.53%	11.39%	10.13%	16.46%	26.58%	6.33%	10.13%	8.86%	2.53%	1.27%	1.27%							
bb+							5.45%	3.64%	14.55%	20.00%	10.91%	20.00%	12.73%	7.27%	5.45%								
bb			1.32%		2.63%	2.63%	1.32%	10.53%	2.63%	7.89%	9.21%	32.89%	14.47%	9.21%	3.95%	1.32%							
bb-				1.37%		2.74%	3.42%	4.11%	2.05%	3.42%	7.53%	19.18%	36.30%	11.64%	7.53%	0.68%							
b+	0.29 %		0.59%	2.06%	2.36%	3.54%	2.36%	2.06%	0.59%	0.88%	2.06%	1.47%	11.50%	48.67%	16.22%	3.83%	1.18%				0.29%		
b			0.53%			1.05%	2.63%	1.58%	1.05%	1.05%		1.05%	5.26%	27.89%	38.95%	16.84%	1.05%	1.05%					
b-										0.73%		1.46%	2.19%	5.84%	32.12%	50.36%	2.92%	0.73%	0.73%		2.92%		
ccc+								9.09%								18.18%	45.45%	9.09%	18.18%				
ccc																28.57%	28.57%	14.29%			28.57%		
ccc-															16.67%	16.67%	50.00%	16.67%					
cc														33.33%					33.33%	33.33%			
c																							
d																							

Table 20: SRS Corporate Defaults 2014

Default Rates

Rating	1 Year
aaa	0.00%
aa+	0.00%
aa	0.00%
aa-	0.00%
a+	0.00%
a	0.00%
a-	0.00%
bbb+	0.00%
bbb	0.00%
bbb-	0.00%
bb+	0.00%
bb	0.00%
bb-	0.00%
b+	0.04%
b	0.08%
b-	0.24%
ccc+	0.00%
ccc	0.00%
ccc-	0.00%
cc	0.00%
c	0.00%
d	0.00%

Table 21: SRS Corporate Transitions/Defaults (old methodology)

3-Year Transition Table (1/1/12 - 12/31/14)

From \ To	A+	A	A-	B+	B	B-	C+	C	C-	D	E	NR
A+												100.00%
A												100.00%
A-												100.00%
B+												100.00%
B												100.00%
B-												100.00%
C+												100.00%
C												100.00%
C-												100.00%
D												100.00%
E												100.00%

Default Rates

Rating	3 Year
A+	0%
A	0%
A-	0%
B+	0%
B	0%
B-	0%
C+	0%
C	0%
C-	0%
D	0%
E	100%